                                         April __, 2008

Division of Corporation Finance
Securities & Exchange Commission
Mail Stop 7010
Washington, DC 20549
    Attn:  Pamela Long, Assistant Director

Re:   Caprius, Inc.
         Registration Statement (No. 333-148792)

Ladies and Gentlemen:

We are simultaneously filing Pre-Effective Amendment No. 1 on Form S-1 (the “Amendment”) to the above-captioned Registration Statement through the EDGAR system.

Our detailed responses to the comments in your Comment Letter are set forth below.  The paragraphs of this letter are keyed to the numbered paragraphs in the Comment Letter to facilitate your review.  Attached is a copy of the Comment Letter to use in referencing the comments.  In addition, we have filed a marked copy of the Amendment showing the changes from the initial Registration Statement.

General

1.  We respectfully disagree with the staff’s application of Rule 415 to this Registration Statement.  We do not believe that the SEC staff’s concerns regarding “extreme convertibility” are applicable when one examines our capitalization, our prior placements, the investor’s holding of the purchased securities and our corporate history.  Unlike situations that appear to have given rise to SEC staff concern on resales of restricted securities, here we effected placements of preferred stock with fixed conversion rates together with warrants with fixed exercise prices, all related to the then current market, to a small group of institutional holders who have held their securities.  We appear to be thrown into this area of concern of the SEC staff based upon a strictly numerical calculation geared to our outstanding common stock, and without consideration of the factors mentioned herein and in the prior correspondence with the staff on this issue.  Because of the small number of our outstanding shares of common stock and our financing through issuance of convertible preferred stock and warrants, the common share ownership numbers are anomalous and probably misleading to an unsophisticated investor-  for example, adding the beneficial ownership percentages of the first four holders listed in the table under Security Ownership, they would beneficially own 223.8% of the outstanding shares. Reference is made to the letter of John Hogoboom, Esq., of Lowenstein Sandler LLP, dated January 22, 2008, that had been attached to our reply letter, dated January 22, 2008, to a separate registration statement (File No. 333-141647) filed by the Company and also to information in our reply letter of January 22, 2008.

2.  The information about the total dollar market value of the securities being registered as of the closing of the Series F placement is set forth in “Recent Developments” on page 2.  It is noted that similar information is given for the securities underlying the securities sold in the Series E placement, see “Prior Private Placements” on page 3.

3.  For two reasons, no information regarding payments made or may be made to the Significant Shareholders or their affiliates or contractual parties on the Series F placement is provided in tabular format.  First, no payments have been made to them.  Second, any payments that may be made to them cannot be accurately quantified as it is too conjectural; instead we provided text disclosure of the areas where they may receive payments.  For example, under “Recent Developments” there are references to the dividends payable on the Series F Preferred Stock and possible payments to the Significant Stockholders by reason of penalties under the Registration Rights Agreement.  These items are covered more completely in “Description of Securities-Preferred Stock” and “Selling Stockholders.”

We added to “Recent Developments” on page 2 information about the net proceeds of the Series F placement and the cash payment to the placement agent, as well as mentioning the gross proceeds amount.  The cash payment to the placement agents is disclosed in the explanation about the net proceeds and the placement warrants granted to the placement agent are disclosed in “The Offering-Securities Covered Hereby” on page 3 and in the section “Selling Stockholders.”

4.  In response to this comment and also to comments nos. 5 and 6, we presented tabular disclosures under “Selling Stockholders” showing the interests of the Significant Shareholders in our placements at the closings thereof and the current time, and background information about these placements and market prices of our common stock at relevant times.  Footnotes to the tabular disclosures provide explanations of information that may not be apparent in the tables.  In addition, we added text information about the registration of the common stock underlying their preferred stock and warrants purchased in the placements.  We believe that a reader of the prospectus should be able to calculate the dollar interests and potential profits of the Significant Shareholders in the placements as the market price may change in the future.

5.  See response to comment no. 4.

6.  See response to comment no. 4.

7.  We have the intention, together with a reasonable basis to believe that we have the financial ability, to make all payments that may be required to the Significant Shareholders on their Series F Preferred Stock and the warrants they purchased in the Series F placement, and also on the underlying shares of common stock.

Based upon questionnaires obtained from the Selling Stockholders, including the Significant Shareholders, none of them had a short position in our common stock at any time since their participation in the Series F placement.  We added this information to the “Selling Stockholders” section.

8.  Other than the loan disclosed in “Certain Relationships and Related Transactions,” the only relationship or arrangement we have had for the past three years with any Significant Shareholder or their affiliates has been the agreements entered into on the placements.  The material agreements for each placement was included as exhibits to the Forms 8-K filed upon the closing of the placement.  We believe that the description of the relationships and arrangements between and among the Company and the Significant Shareholders and their affiliates, are already presented in the prospectus and all material agreements related to such placements have been filed as exhibits.

9.  We are separately filing Pre-Effective Amendment No. 2 to our Form S-1 (No. 333-141647) which, where relevant, includes changes to the financial statements and related matters, based upon your February 19 comment letter to this registration statement.  The Company information in the two registration statements is basically identical.  The differences go to the securities being offered and the identity of the selling stockholders.

10.  This comment has been complied with.  Note that the common share amount is after reduction for issuance of common stock upon recent conversions of the preferred stock . We felt an investor would be more interested in knowing what is currently outstanding and being reserved for conversion than the amounts upon the closing.  Also, the closing amounts are set forth at least two times elsewhere in the prospectus.

11.  This comment has been complied with.

12.  This comment has been complied with.

13.  This comment has been complied with.

Liquidity and Capital Resources, page 13

14.  This comment has been complied with.

Critical Accounting Policies, page 14

15.  This comment has been complied with.

Business, page 16

16.  This comment has been complied with in all regards, except for the request ofcertain customers not to be specifically named in any public documentation.

17.  This comment has been complied with.

18.  This comment has been complied with.

Executive Compensation, page 27

19.  This comment has been complied with.

20.   This comment has been complied with.

Security Ownership, page 30

21.  This comment has been complied with.

Selling Stockholders, page 34

22.  This comment has been complied with.

Available Information, page 38

23.  This comment has been complied with.

Report of Independent Registered Public Accounting Firm, page F-2

24.  This comment has been complied with.

(Note B) – Summary of Significant Accounting Policies, page F-7

25.  This comment has been complied with.

26.  This comment has been complied with.

[5]  Product Warranties, page F-8

27.  Comment has been complied with.  Additional disclosure made pursuant to FIN 45, paragraph 14.

[16]  Foreign Currency, page F-9

28.  Our functional currency is the U.S. Dollar based on applying the criteria of Appendix A of FAS 52.  We have set forth below an analysis of the relevant criteria as support for our position.

	Israel	Comments
1. Cash flows -Do the foreign entity’s cash flows directly affect the parent’s cash flows and are they immediately available for remittance to the parent?	Yes

2. Sales prices - Are the foreign entity’s sales prices responsive to exchange rate changes and to international competition?	Yes
1)  For product sales, payment is required in equivalent US prices on the date of payment.  Product sales comprise roughly 59% of sales for the 12 months ended September 30, 2007 and 46% for the 12 months ended September 30, 2006.

3. Sales markets (Is the foreign entity’s sales market the parent’s country or are sales denominated in the parent’s currency?)	Sales in parent currency

4. Expenses - Are the foreign entity’s expenses incurred primarily in the parent’s country?	Yes
1)  All COGS for product sales are denominated in US dollars.  All other expenses are generally local currency; however, payroll is administered to the extent possible on an equivalent US dollar basis to allow for the moving of assets from one country to the other.  The payroll that is adjusted is only for technical and some sales positions.

2) Expenses are actually incurred in country but in US dollars
5. Financing - is the foreign entity’s financing primarily from the parent or is it denominated in the parent’s currency?	Yes in parent currency	1) The financing done by the Parent Company via sale of equity security which is done in US dollars. There is no financing done in Israel.

6. Intercompany transactions (Is there a high volume of intercompany transactions between the parent and the foreign entity?)	Yes
The foreign subsidiary is run as a country unit; however, the main management of the company is done via the US management.  Additionally, certain functions are done regionally (marketing) out of one subsidiary for the region.

Based on the above analysis and review of the relevant facts, the Company believes that the US dollar is the functional currency in the above market.

[18] Recent Accounting Pronouncements, page F-9

29. This comment has been complied with, except for EITF 00-19-2 which we are not required to adopt until FY 2008, as our fiscal year 2007 commenced prior to the adoption date of December 15, 2006.

[21] Goodwill, page F-12

30. This comment has been complied with.

(Note E)-  Equity Financing, page F-13

31. These comments have been complied with.  Information has been added to disclose the terms of the re-pricing adjustments.  Information has also been added to disclose the value of the warrants issued with each issuance of preferred stock. Lastly, disclosure has been added to state that the conversion price and the corresponding number of shares of common stock the Series D is convertible into had no accounting impact as any additional common stock would have no effect on stockholder’s equity.

32. Comment has been complied with.  Additional disclosure has been added to disclose the terms of the re-pricing provisions of the warrants.  Based on a review of EITF O5-2 and the other relevant paragraphs of EITF 00-19, we have determined that although the re-pricing provisions may not seem customary anti-dilution provisions, the Company has analyzed FAS 133, paragraph 11A and EITF 00-19, paragraphs 12 through 32 and determined that they are deemed customary, since any reset provisions are within the control of the Company and that these securities do not qualify as free standing derivatives, but rather, are classified as equity.

33.  We do not currently believe that additional disclosure is needed with respect to any contingent obligations under the registration rights agreements.  The delay in effectiveness of registration statement for the Series E placement is by reason of dealing with the staff’s interpretation of the nature and possible effect of the offering, and we, with the knowledge of the selling stockholders, have contested the interpretation.  The registration agreement for the Series F placement includes a process for dealing with a delay in the effectiveness of the registration statement by reason of the continued maintenance of the staff interpretation.

34.  We have noted your comment.  Please note that the Company has recorded a deemed dividend on the date of issuance for each of the Series D and E Preferred Stock.  Please see the statements of operations which reflect the deemed dividend as a reduction of the net loss, to arrive at net loss applicable to common stockholders.

35. This comment has been complied with.  It is noted that the disclosures of the number of conversion shares in the text portion of the Form S-1 have been updated to March 31, 2008 to reflect conversions of preferred stock while the information in Note E is of September 30, 2007, and updated only for the anti-dilution adjustment upon the December 2007 subsequent event placement of the Series F preferred stock.

36.  Although dividends are accruing on the Series D, Series E and Series F preferred stock, they have not been declared or paid.  At the current time, we have no intention to declare and pay those dividends.  We have noted this dividend accrual in the sections “Risk Factors”, “Dividend Policy” and “Description of Securities” in the text portion of the prospectus and their potential impact on our cash flow in the MDA.

(Note H)-  Commitments and Contingencies, page F-15

37.  We are still unable to reasonably estimate the amount of possible loss from the Sassoon litigation.  For example, assuming the most favorable contract interpretation to the plaintiffs, the Company Defendants exposure would be approximately 40% of the amount sought, with the remaining defendants responsible for the balance.  Discovery has been substantially completed and nothing has been produced so far to change our initial view that the claims have no merit.

Form 10-KSB for the Fiscal Year Ended September 30, 2007

38.  Where applicable, the comments in your letter will be addressed in future Exchange Act periodic filings.

39.  Where applicable, our future filings will include the definitions and procedures as set forth in Exchange Act Rules 13a-15(e) and 15d-15(e).

40.  Where applicable, our future filings will disclose as required any such changes in our internal controls over financial reporting.

For the reasons set forth in this letter and the disclosures in the Amendment, we are submitting an acceleration request asking that the SEC declare the registration effective to become effective as soon as possible after the time set forth in the acceleration request.

We have endeavored to be fully responsive to all of the staff’s comments.  Should you desire to discuss any of our responses or the acceleration request, please contact me at (201) 342-0900 or our attorney, Bruce Rich at (212) 603-6780.

                    Sincerely,

                    Jonathan Joels,
                    Vice President and Chief Financial Officer

[SEC LOGO]	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
DIVISION OF CORPORATION FINANCE

Mail Stop 7010

February 19, 2008

Jonathan Joels
Treasurer and Chief Financial Officer
Caprius, Inc.
One University Plaza, Suite 400
Hackensack, New Jersey 07601

Re:	Caprius, Inc.
Registration Statement on Form S-1
Filed January 22, 2008
File No. 333-148792

Dear Mr. Joels:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.
We note that you are concurrently registering 11,366,760 shares in this filing and 9,557,500 shares of common stock under the registration statement on Form S-1, file number 333-141647. Because of the nature and size of the transactions being registered for the Biomedical funds, Dolphin Offshore Partners, and the Special Situations Funds, it appears that these transactions are not eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead appears to represent a primary offering which must be made at a fixed price. If you wish to continue with the registration of these shares, please reduce the amount of shares being registered or file a separate registration statement identifying these selling shareholders as underwriters and include a fixed price at which the securities

Jonathan Joels
Caprius, Inc.
February 19, 2008

will be sold. You may be able to register additional shares for resale at a later date after the selling stockholders have sold all of the shares covered by this registration statement.

2.
Please disclose the total dollar value of the securities underlying the securities that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the Series F Convertible Preferred Stock).

3.
Please provide tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transactions that you have made or may be required to make to the Biomedical funds, Dolphin Offshore Partners, and the Special Situations Funds (the “Significant Shareholders”), any affiliate of a Significant Shareholder, or any person with whom any Significant Shareholder has a contractual relationship regarding the transaction (including any liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

Further, please disclose the net proceeds to the issuer from the sale of the Series F Convertible Preferred Stock to the Significant Shareholders and the total possible payments to the Significant Shareholders and any of their affiliates following the sale of the Series F Convertible Preferred Stock.

4.	Please provide tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any warrants, options, notes, or other securities of the issuer that are held by the Significant Shareholders or any affiliates of the Significant Shareholders presented in a table with the following information disclosed separately

•	market price per share of the underlying securities on the date of the sale of that other security;
•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:
o	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and
o
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

Jonathan Joels
Caprius, Inc.
February 19, 2008

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

5.
Please provide tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the Significant Shareholders, any affiliates of the Significant Shareholders, or any person with whom any Significant Shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;
•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;
•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the Significant Shareholders, affiliates of the company, or affiliates of the Significant Shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;
•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the Significant Shareholders, affiliates of the company, or affiliates of the Significant Shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and
•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

 Jonathan Joels
Caprius, Inc.
February 19, 2008

6.	Please provide tabular disclosure comparing:

•
the number of shares outstanding prior to the Series F Convertible Preferred Stock that are held by persons other than the Significant Shareholders, affiliates of the company, and affiliates of the Significant Shareholders;

•	the number of shares registered for resale by the Significant Shareholders or affiliates of the Significant Shareholders in prior registration statements;
•
the number of shares registered for resale by the Significant Shareholders or affiliates of the Significant Shareholders that continue to be held by the Significant Shareholders or affiliates of the Significant Shareholders;

•	the number of shares that have been sold in registered resale transactions by the Significant Shareholders or affiliates of the Significant Shareholders; and
•	the number of shares registered for resale on behalf of the Significant Shareholders or affiliates of the Significant Shareholders in the current transaction.
In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

7.	Please provide the following information

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and
•
whether – based on information obtained from the Significant Shareholders - any of the Significant Shareholders have an existing short position in the company’s common stock and, if any of the Significant Shareholders have any existing short position in the company’s stock, the following additional information:

o	the date on which each such Significant Shareholder entered into that short position; and
o
the relationship of the date on which each such Significant Shareholder entered into that short position to the date of the announcement of the Series F Convertible Preferred Stock transaction and the filing of the registration statement (e.g., before or after the announcement of the Series F Convertible Preferred Stock transaction, before the filing or after the filing of the registration statement, etc.).

8.	Please provide:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the Significant Shareholders, any affiliates of the Significant Shareholders, or any person with whom any Significant Shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in

 Jonathan Joels
Caprius, Inc.
February 19, 2008

reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the Series F Convertible Preferred Stock; and

•
copies of all agreements between the issuer (or any of its predecessors) and the Significant Shareholders, any affiliates of the Significant Shareholders, or any person with whom any Significant Shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the Series F Convertible Preferred Stock.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

9.
Please address the comments for the Form S-1 (file number 333-148792) relating to financial statements and related matters in your next amendment to your Form S-1 (file number 333-141647), to the extent that the comments are applicable.

Prior Private Placements, page 3

10.	Please revise your disclosure on page 3 to state that the Series E convertible preferred stock is convertible into 6,250,000 shares of common stock instead of into 3,125,000 shares of common stock.

Risk Factors, page 5

11.	Please delete the last sentence of the first paragraph on page 5. All material risks should be described. If risks are not deemed material, you should not reference them.

Management’s Discussion and Analysis, page 12

Results of Operations, page 12

12.	Please revise your disclosure to state that you will not be earning any consulting and royalty revenue subsequent to the third quarter of fiscal 2007, if true.

13.	Please include a discussion and analysis for the changes in interest (expense) income, net for each period presented.

Liquidity and Ca ital Resources page 13

14.
We note that accounts receivable, net is 29% of total assets as of September 30, 2007.  We also note that accounts receivable, net has increased at a faster rate than your product sales during fiscal 2007. Finally, we note that accounts receivable, net as of September 30, 2007, exceeds the fourth quarter revenues for fiscal 2007. As such, please revise your

Jonathan Joels
Caprius, Inc.
February 19, 2008

disclosure to include an analysis of days sales outstanding for each period presented and explain any material variances. Refer to instruction 5 to Item 303(A) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

Critical Accounting Policies, page 14

15.	We note that as of September 30, 2007, you determined goodwill was not impaired. We also note the following additional disclosures regarding your future prospects on page 5:

•	“We can expect to incur losses for the immediate foreseeable future.”
•	“The MCM business has yet to realize the acceptance in the market place that we had anticipated...”
•	“We acquired the MCM business in December 2002 and have generated insubstantial revenues to date from it.”

Given these disclosures, your continued history of operating and net losses, and your history of negative operating cash flows, please revise your disclosure to address the following:

•	Describe the approaches) and method(s) used to estimate the fair value of your reporting unit(s).
•
Disclose the material assumptions used in the method(s), including a sensitivity analysis depicting the effect of a 1 % change in these assumptions. For example, such assumptions should include for a comparable business method the revenue and/or EBITDA multiple used for each period presented.

•
Disclose the amount of headroom between the fair value of your reporting unit(s) and the carrying value of your reporting unit(s), if the fair value of your reporting units do not materially exceed the carrying value. If you have more than one reporting unit, disclose the amount of goodwill for such reporting units.

Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Business, page 16

16.
We note your disclosure in the footnotes to the financial statements that for the year ended September 30, 2007, two customers accounted for $1,285,714 of the consolidated total revenue, which represented approximately 33% and 15% respectively of the total revenue. Please discuss in this section, and if applicable in the Risk Factors, your dependence on one or a few major customers. Also provide the names of these major customers.

17.
Please provide an estimate of the amount spent during each of the last two fiscal years on research and development activities, and if applicable, the extent to which the cost of such activities is borne directly by customers.

Jonathan Joels
Caprius, Inc.
February 19, 2008

18.	Please disclose the costs and effects of compliance with environmental laws (federal, state and local).

Executive Compensation, page 27

19.	Please update your disclosure to comply with the requirements of Item 402(n) of Regulation S-K, including the summary compensation table.

20.
Please provide a narrative description of any material factors necessary to an understanding of the information disclosed in the summary compensation table, such as the $60,000 in other annual compensation to George Aaron.

Security Ownership, page 30

21.
With respect to the nonpublic legal entities, please disclose the natural persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by that beneficial owner.

Selling Stockholders, page 34

22.	Please disclose if any selling stockholder is a broker-dealer or an affiliate of a brokerdealer.

Available Information, page 38

23.
Please remove the language in the last sentence of the first paragraph that qualifies statements you make in the prospectus by reference to information outside of the prospectus. Rule 411 (a) permits this type of qualification only where contemplated by the form.

Report of Independent Registered Public Accounting Firm, page F-2

24.
Please include an audit report from Marcum & Kliegman LLP that covers your consolidated financial statements for the two years ended September 30, 2007. Refer to Rule 8-02 of Regulation S-X for guidance.

(Note B) – Summary of Significant Accounting Policies, page F-7

[21 Revenue Recognition, page F-7

25.
We note your statements throughout the Form S-1 that you generate revenues from the sale and lease of your SteriMed Systems. However, it does not appear that you have disclosed your policy for recognizing revenues for those systems that are ]eased. Please revise your disclosure to state how/when you recognize revenues from leased systems. Please also disclose the amount or percentage of revenue you have recognized for each

Jonathan Joels
Caprius, Inc.
February 19, 2008

period presented for system sales versus system leases. If you have not leased any systems for any of the periods presented or if revenues generated for leased systems are immaterial and you do not include your accounting policy for such transactions, please revise your disclosure in the prospectus and MD&A to clarify that you have not completed any lease transactions or such lease transactions have been immaterial to date.

26.
We note that you also sell extended warranty programs for the SteriMed Systems. Please revise your disclosure to include your policy for recognizing revenue for the extended warranty contracts including the length of such contracts. Finally, please state the amount or percentage of revenue that relates to extended warranty contracts. If you have not sold any or sold an immaterial amount of extended warranty contracts, please disclose this within MD&A.

[5) Product Warranties, page F-8

27.
We note your disclosure that charges for estimated future warranty obligations related to product sales were immaterial in each of the years presented. Please revise your disclosure to include the information required by paragraph 14 of FIN 45, especially regarding your methodology for estimating your initial and extended warranties. If you believe such disclosure is not required, please tell us your estimated warranty accruals for both the initial and extended periods and the amount of your actual warranty costs for each period presented.

[16] Foreign Currency, page F-9

28.
We note that your foreign subsidiary’s functional currency is the U.S. dollar. We also note that you have generated a significant amount of revenues in Israel and have a significant amount of assets located in Israel. As such, please tell us your consideration of each of the indicators listed in Appendix A to SFAS 52 in determining that the functional currency of these operations is the US dollar. Please also revise your disclosure to state your policy with regards to determining the functional currency of your foreign entities.

1181 Recent Accounting Pronouncements, page F-9

29.
We note your disclosures for SFAS 155, SFAS 156, and FSP EITF 00-19-2 that the adoption of each of these pronouncements is not expected to have a material effect on your consolidated results of operations and financial condition. Such disclosure implies that you have not yet adopted such pronouncements. However, it appears that you were required to adopt each of these pronouncements during fiscal year 2007. Please confirm to us that you have adopted these pronouncements and revise your disclosures, as appropriate.

Jonathan Joels
Caprius, Inc.
February 19, 2008

(211 Goodwill, page F-12

30.	We note that you recognized a $452,000 goodwill impairment charge during fiscal year 2006. Please revise your disclosure to include the information required by paragraph 47 of SFAS 142.

(Note E) – Equity Financing, page F-13

31.
We note that your Series F, Series E, Series D, and Series C convertible preferred stock have provisions that adjust the number of shares these preferred stocks are convertible into (i.e., re-pricing adjustments). Please revise your disclosure for each of the convertible preferred stock issuances to explain the terms of the re-pricing adjustments you refer to as anti-dilution provisions.

We further note that you have determined that the conversion options are not required to be bifurcated and marked-to-market each reporting period in accordance with SFAS 133 and EITF 00-19 but rather contain beneficial conversion features. Based on your disclosures, it is unclear whether these beneficial conversion features equal the gross proceeds allocated to the preferred stock. Please revise your disclosure to state the fair value of the warrants issued with each issuance of preferred stock on the date of issuance.

If the beneficial conversion feature is less than the gross proceeds allocated to the preferred stock in any of these issuances, please tell us what consideration you have given to the guidance in Issue 7 of EITF 00-27. If the original beneficial conversion feature was capped at the gross proceeds allocated to the preferred stock, please revise your disclosure to state as such and revise your disclosure for the Series D convertible preferred stock, as appropriate, to note that the change in the conversion price and the corresponding number of shares of common stock the Series D convertible preferred stock is convertible into had no accounting impact as the original beneficial conversion feature recognized equaled the gross proceeds allocated to the preferred stock.

32.
In addition, we note that the warrants issued in conjunction with the Series C, Series D, Series E, and Series F placements are also subject to the re-pricing provisions. Please revise your disclosure to state the terms of the re-pricing provisions for the warrants. We also note statement that the re-pricing provisions are “customary anti-dilution provisions.” Please tell us how you determined that these provisions meet the definition of standard anti-dilution provisions that would preclude a conclusion that the instrument is convertible into a fixed number of shares. Refer to paragraph 9 of EITF 05-2 for guidance. If you determine that these provisions do not meet the definition of standard anti-dilution provisions, please provide us with your comprehensive analysis of paragraphs 12 - 32 of EITF 00-19 for each of the warrants issued with each of the above convertible preferred stocks.

Jonathan Joels
Caprius, Inc.
February 19, 2008

33.
We note that you entered into registration rights agreements in connection with your issuances of the Series E and Series F convertible preferred stocks. We further note that both preferred stock issuances have terms beyond initially filing a registration statement within a certain time period that could cause you to pay liquidated damages. In this regard, it appears that the “Effectiveness” term in the registration rights agreement for the Series E convertible preferred stock has been triggered resulting in liquidated damages. As such, please revise your disclosure to address the disclosure requirements in FSP EITF 00-19-2 for each of the registration rights agreements.

34.
We note that a portion of the gross proceeds received for the issuance of the Series D and Series E convertible preferred stocks was allocated to the warrants. However, it does not appear that you have recognized the accretion of the convertible preferred stocks to their carrying amounts as a reduction of net loss to arrive at net loss applicable to common stockholders. Please revise your consolidated statements of operations, or tell us why you do not believe such revision is necessary. Please note that a material change to your consolidated financial statements will require an amendment to your Form 10-KSB for the fiscal year ended September 30, 2007, to restate your consolidated financial statements. Refer to SFAS 154 for guidance.

35.
In your September 30, 2007 Form 10-KSB you state that the Series D convertible preferred stock is convertible into 3,370,286 shares of common stock subsequent to the re-pricing provision. However, on pages 3 and 33 of the Form S-1, you state that the Series D convertible preferred stock is convertible into 3,785,699 shares of common stock. Please revise your disclosures throughout the Form S-1 to address this inconsistency.

36.
We note that the Series D, Series E and Series F convertible preferred stockholders began earning dividend payments either on October 1, 2007, or December 6, 2007. Please revise your footnote disclosure to state the terms of the dividends earned by these convertible preferred stocks. Please also revise your liquidity disclosure in MD&A to discuss the impact these dividend payments will have on your cash flows, if any.

(Note H) – Commitments and Contingencies, page F-15

37.
We note your disclosure for the Andre Sassoon for damages in excess of $400,000. Please revise your disclosure to state the amount or range of reasonably possible loss or that such an estimate cannot be determined at this time in accordance with paragraph 10 of SFAS 5. Otherwise, please confirm to us that you believe it is remote that the loss contingency will have a material impact to your consolidated financial statements.

Form 10-KSB for the Fiscal Year Ended September 30, 2007

38.	Please address the comments for the Form S-1 (file number 333-148792) in future periodic filings to the extent that the comments are applicable.

Jonathan Joels
Caprius, Inc.
February 19, 2008

39.
We note your disclosure that as of September 30, 2007, your principal executive officer and principal financial officer have concluded that your disclosure controls and procedures are effective to ensure that material information relating to you and your consolidated subsidiaries are recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, particularly during the period in which this annual report has been prepared. Please revise future filings to include the complete definition of disclosure controls and procedures as set forth in Exchange Act Rules 13a-15(e) and 15d-15(e).

40.
We note your disclosure that your principal executive officer and principal financial officer have concluded that there were no significant changes in your internal controls or in other factors that could significantly affect these controls during the fourth quarter ended September 30, 2007, the date of their most recent evaluation of such controls, and that there were no significant deficiencies or material weaknesses in your internal controls. Please revise your future filings to disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare. the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Jonathan Joels
Caprius, Inc.
February 19, 2008

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jenn Do at (202) 551-3743 or Tracey Houser at (202) 551-3736 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3760 with any other questions.